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Exhibit 12

THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)
(Unaudited)

		For the Years Ended
	For the Nine Months Ended September 29, 2002
		December 30, 2001	December 31, 2000	December 26, 1999	December 27, 1998	December 28, 1997
Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes and income/loss from joint ventures(A)	$322,480	$332,204	$637,830	$501,912	$454,423	$384,655
Distributed earnings from less than fifty-percent Owned affiliates	1,351	14,859	19,375	13,061	18,192	14,982
Less: Pre-tax preferred stock dividends	—	—	—	—	—	129

Adjusted pre-tax earnings from continuing operations	323,831	347,063	657,205	514,973	472,615	399,508
Fixed charges less capitalized interest	44,922	64,069	80,876	63,313	56,029	54,805

Earnings from continuing operations before fixed charges	$368,753	$411,132	$738,081	$578,286	$528,644	$454,313

Fixed charges
Interest expense, net of capitalized interest	$36,401	$51,405	$68,566	$52,503	$46,927	$45,039
Capitalized interest	882	459	—	—	173	5,394
Less: Pre-tax preferred stock dividends	—	—	—	—	—	129
Portion of rentals representative of interest factor	8,521	12,664	12,310	10,810	9,102	9,895

Total fixed charges	$45,804	$64,528	$80,876	$63,313	$56,202	$60,199

Ratio of earnings to fixed charges(A)	8.05	6.37	9.13	9.13	9.41	7.55

  (A)
  Income from continuing operations included non-operating net gains of $3.8 million for the first nine months of 2002, $5.0 million in 2001, $85.3 million in 2000, none in 1999, $18.5 million in 1998 and $20.4 million in 1997. Excluding non-operating net gains, the ratio of earnings to fixed charges were 7.97 for the first nine months of 2002, 6.29 in 2001, 8.07 in 2000, 9.13 in 1999, 9.08 in 1998 and 7.21 in 1997.

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with this Form 10-Q as well as the Company's Form 10-K for the period ended December 30, 2001.

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  Exhibit 12
THE NEW YORK TIMES COMPANY Ratio of Earnings to Fixed Charges (Dollars in thousands, except ratios) (Unaudited)